Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sonus Pharmaceuticals, Inc. for the registration of shares of common stock and to the incorporation by reference therein of our reports dated March 13, 2007, with respect to the financial statements of Sonus Pharmaceuticals, Inc., Sonus Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sonus Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Seattle, Washington
July 11, 2007